

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 26, 2009

<u>Via Facsimile and U.S. Mail</u>

Stephen B. Thau, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, California 94063

RE: Threshold Pharmaceuticals, Inc.
Schedule TO-I
Filed January 12, 2009
File No. 5-81377

Dear Mr. Thau:

      We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

      The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Offer to Exchange

General

1.   It appears that the Company is relying upon the global exemptive order issued by the Commission on March 21, 2001. Advise us whether all of the options subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. In preparing this response, specifically address whether an "employee benefit

plan" may continue to meet the definition contained in Rule 405 to the extent plan beneficiaries include persons performing services under contract, such as consultants.

2.   Revise the Offer to Exchange to include a brief statement as to the accounting treatment of the exchange offer. See Item 1004(a)(xi) of Regulation M-A. If you do not believe this information is material in the context of this Offer, explain why in your response letter.

3.   We note the disclosure in the last two paragraphs on page 6 and the carry-over paragraph on page 7. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that Rule.

4.   We note the disclosure on page 1 and elsewhere that "Eligible Persons who terminate employment for any reason, whether voluntarily or involuntarily, after the Expiration Date and prior to the date on which Replacement Options are granted will not receive a grant of Replacement Options or any other consideration or payment for the cancellation of their Current Options." We also note the disclosure in the last sentence of fifth paragraph on page 17 that "[i]f the grant of Replacement Options is prohibited [Eligible Persons] will not receive any other consideration for the options that [they] tendered for exchange." Should either of these events occur, does the Company intend to return the options tendered for exchange to the Eligible Persons? If so, please revise the disclosure to make this clear. If not, please explain how the Company's failure to return the tendered options is consistent with Exchange Act Rule 14e-1(c).

Acceptance of Options for Exchange and Issuance of Replacement Options, page 12

5.   The first sentence of this section states that "as promptly as practicable" following the expiration of the Offering Period the Company will accept for exchange and cancel options properly tendered for exchange and not validly withdrawn before the Expiration Date. Please revise this disclosure here to comply with Rule 13e-4(f)(5), which dictates that tendered securities must be paid for or returned "promptly" after the termination of an offer.

Selected Financial Data, page 15

6.   We note that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and has provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(4) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly

Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Extension of the Offer; Termination; Amendment, page 18

7.   In the second paragraph of this section, you reserve the right to terminate or amend the Offer upon the occurrence of any of the events listed as Offer conditions "by giving oral or written notice" to option holders. We do not believe that orally informing option holders of such a development, without more, satisfies your obligations under the tender offer rules. Please confirm that you will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

Miscellaneous, page 20

8.   We note the reference to Section 27A of the Securities and Section 21E of the Exchange Act in the Company's Forms 10-K and 10-Q which the Company incorporates by reference into its Schedule TO. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please include disclosure in the Schedule TO, the Offer to Exchange and Exhibit (a)(3) to the Schedule TO stating that the safe harbor provisions contained in the Securities Act and Exchange Act do not apply to any forward-looking statements you make in connection with the offer. Also confirm supplementally that the Company will make these clarifications in all future filings that are made in connection with the tender offer.

9.   Please revise to eliminate the statement in the penultimate sentence of the second paragraph under this heading that the Company "undertake[s] no obligation to update any forward-looking statements." This statement is inconsistent with the Company's obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Please also refrain from including such language in future press releases and filings.

10.   We note the statement in the last sentence of the second paragraph under this heading that "[y]ou should also carefully consider the factors set forth in other reports or documents that we file from time to time with the SEC." Schedule TO does not permit forward-incorporation by reference. To the extent that you wish to incorporate information in future filings into the Schedule TO, you are required to file a Schedule TO-I/A specifically doing so by referencing the applicable filing. Please revise to remove the implication that the Company may "generically" incorporate by reference all or some unidentified future filings.

Schedule A Conditions of the Offer

11.   We note your disclosure in the first paragraph of this section, where you state that you will not be required to accept any options tendered for exchange if, subject to certain limitations and the Company's reasonable discretion, certain listed events have occurred or have been determined by the Company to have occurred. As the bidder, you have the right to waive any listed Offer condition. However, if a condition is "triggered," you may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm your understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. Please confirm your understanding in your response letter.

12.   We note the language in the last paragraph in this section, to the effect that "[o]ur failure at any time to exercise any of these rights will not be deemed a waiver of any such rights..." If an event triggers a listed Offer condition, and you determine to proceed with the Offer anyway, you have waived the Offer condition. See our comment above with respect to the possible need to extend the Offer and disseminate additional Offer materials. When an Offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, you should inform target option holders how you intend to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Form of Letter of Transmittal

13.   We note your request in the Letter of Transmittal that option holders acknowledge that they "understand and agree" to all of the terms and conditions of the Offer. It is not appropriate to require security holders to attest to the fact that they "understand" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language from these materials.

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Tina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel